Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

March 23, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cheniere Corpus Christi Holdings, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed March 8, 2017

File No. 333-215435

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Corpus Christi Holdings, LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 15, 2017 with respect to Amendment No. 1, filed March 8, 2017, to its Registration Statement on Form S-4 (File No. 333-215435) (the “Registration Statement”). The responses below have been prepared and are being provided by the Company, which has authorized Andrews Kurth Kenyon LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, each response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquefaction Facilities and Pipeline

Stage 2, page 57

1.	We note your disclosure that you did not issue the full NTP under the EPC contract by December 31, 2016. In this regard, please disclose, if material, the consequences of your failure to meet this deadline, including whether the deadline was extended or the contract was terminated.

ANDREWS KURTH KENYON LLP

Austin   Beijing   Dallas   Dubai   Houston   London    New York   Research Triangle Park   The Woodlands   Washington, DC

Ms. Mara L. Ransom

Securities and Exchange Commission

March 23, 2017

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that neither party has terminated the EPC contract or delivered notice to terminate the EPC contract as of the filing of the Amendment. The Company is unable to predict at this time whether either party to the EPC contract will terminate or whether the Company and Bechtel will be able to reach an agreement to extend the EPC contract. We have revised the disclosure in the Amendment to provide additional detail, including that, if the EPC contract is terminated, the Company will owe Bechtel a lump sum of $5,000,000 and is required to reimburse Bechtel for costs Bechtel has reasonably incurred. Please see pages 2, 24, 56, 57, 60, 71 and 76 of the Amendment.

Acceptance of Old Notes for Exchange; Issuance of New Notes, page 111

2.	We note your response to comment 7; however, it does not appear that your revisions are fully responsive to our comment. Please revise your disclosure to clarify that non-exchanged “Old Notes tendered by book-entry transfer” will be “credited to an account maintained with DTC” promptly upon expiration or termination of the exchange offer.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 112 of the Amendment.

Holdco Pledge Agreement, page 181

3.	We note your response to comment 8 that “[n]one of the Company or its subsidiaries is a party to the Pledge Agreement.” Please note that Item 601(10)(i) requires the filing of contracts “in which the registrant or [its] subsidiary has a beneficial interest,” even if neither is a party to such contracts. Please confirm, if true, that this clarification of the requirements does not change your assessment that the Pledge Agreement is not a material contract.

Response:

We acknowledge the Staff’s comment and have filed the Pledge Agreement as Exhibit 10.47.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Ms. Mara L. Ransom

Securities and Exchange Commission

March 23, 2017

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	Michael J. Wortley, Cheniere Corpus Christi Holdings, LLC

Sean Markowitz, Cheniere Corpus Christi Holdings, LLC